Form 51-102F3

Material Change Report

.

1. Name and Address of Company

HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc.)

Suite 300, 570 Granville Street.

Vancouver, British Columbia, V6C 3P1

(the “Company” or “High 5”)

2. Date of Material Change

May 22, 2013

3. News Release

News release was issued on May 30, 2013 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and NewsFile and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Further to the Company’s News Releases dated April 3, 4 and 22, 2013, the Company has closed the second tranche of the Convertible Debenture Financing on May 22, 2013 with seven parties for a total amount of Cdn $525,000. Commission totalling the amount of $38,000 was paid in connection with this second tranche closing.

5. Full Description of Material Change

Please see the attached News Release dated May 30, 2013 attached as Schedule “A”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9. Date of Report

This report is dated the 30th day of May, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

               HHHEF - OTCQB

Second Tranche Closing of Convertible Debenture

VANCOUVER, BRITISH COLUMBIA. May 30, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc.] (the “Company” or “High 5”). Further to the Company’s News Releases dated April 3, 4 and 22 2013, the Company is pleased to announce that it has closed the second tranche of the Convertible Debenture Financing with seven parties for a total amount of Cdn $525,000. Commission totaling the amount of $38,000 was paid in connection with this second tranche closing.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

_____________________________

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.